UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D

AMENDMENT NO. 2

Under the Securities Exchange Act of 1934

Next Meats Holdings, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)
65345L 100

(CUSIP Number)
3F 1-16-13 Ebisu Minami Shibuya-ku, Tokyo Japan Phone: +81 90-6002-4978

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65345L 100	SCHEDULE 13D

1	NAME OF REPORTING PERSON White Knight Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power – 212,508,202 [1]
	8	Shared Voting Power – 0
	9	Sole Dispositive Power – 212,508,202 [1]
	10	Shared Dispositive Power – 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 212,508,202 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.56%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1.	Based on 437,592,510 shares of common stock outstanding, par value $0.001 per share, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on March 25, 2024. The issued and outstanding shares have remained unchanged as of April 15, 2024. White Knight Co., Ltd. is owned and controlled solely by Mr. Koichi Ishizuka.

CUSIP No. 65345L 100	SCHEDULE 13D

1	NAME OF REPORTING PERSON Koichi Ishizuka
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power – 100,451,120 [1]
	8	Shared Voting Power – 0
	9	Sole Dispositive Power – 100,451,120 [1]
	10	Shared Dispositive Power – 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,451,120 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.96%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1.

Based on 437,592,510 shares of common stock outstanding, par value $0.001 per share, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on March 25, 2024. The issued and outstanding shares have remained unchanged as of April 15, 2024. White Knight Co., Ltd. is owned and controlled solely by Mr. Koichi Ishizuka.

White Knight Co., Ltd. is owned and controlled exclusively by its sole officer Koichi Ishizuka. The shares in the above table are held in the personal name of Koichi Ishizuka, and does not include shares beneficially owned by White Knight Co., Ltd.

CUSIP No. 65345L 100	SCHEDULE 13D

SCHEDULE 13D

The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13D (this “Statement”) because, due to certain relationships among the reporting persons, such reporting persons may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from the Company (defined below) by one or more of the reporting persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Statement (the “Joint Filing Agreement”), a copy of which is filed as Exhibit 1 to this Statement.

Item 1.  Security and Issuer.

This Statement relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Next Meats Holdings, Inc., a Nevada corporation (the “Company”). The address of the Company’s principal executive offices is 3F 1-16-13 Ebisu Minami Shibuya-ku,Tokyo Japan 150-0022.

Item 2.  Identity and Background.

(a)	This Schedule 13D is being filed by (i) White Knight Co., Ltd., a Japan company (“WKC”), (ii) and Koichi Ishizuka, the Chief Executive Officer, Chief Financial Officer and Director of Next Meats Holdings, Inc. (WKC, and Mr. Ishizuka are deemed to be the “Reporting Persons” and, may be referred to herein as each a “Reporting Person”). Koichi Ishizuka owns and controls White Knight Co., Ltd.

(b)	The address of the business office for each of the Reporting Persons is 3F K’s Minamiaoyama 6-6-20 Minamiaoyama, Minato-ku,Tokyo 107-0062, Japan.
(c)

The principal business of WKC is to act as holding company for various assets that may be acquired by Koichi Ishizuka.

Mr. Koichi Ishizuka served as the CEO of Xinhua Finance Japan in 2006, Fate Corporation in 2008, and LCA Holdings., Ltd in 2009. Currently, Mr. Ishizuka serves as the Chief Executive Officer of OFF Line Co., Ltd., Photozou Co., Ltd., Photozou Holdings, Inc., Photozou Koukoku Co., Ltd., Off Line International, Inc. and OFF Line Japan Co., Ltd. He has held the position of CEO with OFF Line Co., Ltd. since 2013, Photozou Co., Ltd since 2016, Photozou Holdings, Inc since 2017, Photozou Koukoku Co., Ltd. since 2017, Off Line International, Inc. since 2019 and OFF Line Japan Co., Ltd. since 2018. On November 18, 2020, he was appointed as Chief Financial Officer of Next Meats Holdings, Inc., a position he still holds today. He is also the Chief Executive Officer of Next Meats Holdings, Inc. On July 23, 2021, Mr. Ishizuka was appointed Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer of Dr. Foods, Inc., a Nevada Company, formerly known as Catapult Solutions, Inc. Koichi Ishizuka is also the sole officer and Director of Perfect Solutions Group, Inc., as of March 21, 2022, a position he continues to hold to date.

(d)	During the last five (5) years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding violations or similar misdemeanors).
(e)	During the last five (5) years, none of the Reporting Persons have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	WKC is a Japanese Company.

Item 3.  Source or Amount of Funds or Other Consideration.

On June 9, 2021 Next Meats Holdings, Inc., “NXMH”, entered into a “Share Cancellation and Exchange Agreement” (referred to herein as “the Agreement”) with Next Meats Co., Ltd., “NMCO”. Pursuant to this agreement, NMCO agreed to, and on December 16, 2021 cancelled its equity ownership of NXMH. At the same time, and pursuant to the aforementioned agreement, also on December 16, 2021, NXMH acquired 100% of the equity interests of NMCO, and NMCO’s shareholders were issued equity in NXMH based on their pro-rata ownership in NMCO. This agreement was deemed effective on December 16, 2021. Additional details regarding this transaction can be found in the Form 8-K filed with the Securities and Exchange Commission by Next Meats Holdings, Inc. on December 16, 2021. This transaction was not deemed to be a purchase or sale of securities. The aforementioned parties intend that the reorganization contemplated by the aforementioned Agreement shall constitute a tax-free organization pursuant to Section 368(a)(1) of the Internal Revenue Code.

On January 31, 2022, White Knight Co., Ltd., a Japanese Corporation, owned and controlled by Koichi Ishizuka, sold a total of 999,999 shares of restricted common stock of Next Meats Holdings, Inc., a Nevada Company, at a price of $2.63 USD per share, to two Japanese Citizens, both of whom are not considered to be related parties to Next Meats Holdings, Inc., pursuant to Regulation S of the United States Securities Act of 1933.

On May 24, 2022, White Knight Co., Ltd., a Japanese Corporation, owned and controlled by Koichi Ishizuka, sold a total of 461,714 shares of restricted common stock of Next Meats Holdings, Inc., a Nevada Company, at a price of $0.85 USD per share, to a Japanese Company, pursuant to Regulation S of the United States Securities Act of 1933.

On November 22, 2022, Ryo Shirai sold 79,521,051 shares of restricted Common Stock of the Issuer to Koichi Ishizuka, a Japanese Citizen, at a price of $0.001 per share of Common Stock. The total subscription amount paid by Koichi Ishizuka was approximately $79,521.

On November 22, 2022, Ryo Shirai sold 8,229,451 shares of restricted Common Stock of the Issuer to White Knight Co., Ltd., at a price of $0.001 per share of Common Stock. The total subscription amount paid by White Knight Co., Ltd. was approximately $8,229.

On November 22, 2022, Hideyuki Sasaki sold 112,863,282 shares of restricted Common Stock of the Issuer to White Knight Co., Ltd., at a price of $0.001 per share of Common Stock. The total subscription amount paid by White Knight Co., Ltd. was approximately $112,863. Hideyuki Sasaki is currently the Chief Operating Officer, and a Director, of Next Meats Holdings, Inc.

On January 5, 2024, White Knight Co., Ltd. entered into an agreement to sell 9,584,227 shares of restricted common stock of Next Meats Holdings, Inc. a Nevada Corporation, at a price of $0.0145 USD per share, to a Japanese Citizen. The effective date of the transaction is deemed to be April 4, 2024. The total subscription amount paid by this Japanese Citizen to White Knight Co., Ltd. was approximately $138,971.

On January 12, 2024, another Japanese Citizen entered into an agreement to sell 9,584,227 shares of restricted common stock of Next Meats Holdings, Inc. a Nevada Corporation, at a price of $0.0145 USD per share, to White Knight Co., Ltd. The effective date of the transaction is deemed to be April 4, 2024. The total subscription amount paid by White Knight Co., Ltd. was approximately $138,971.

The purchases of stock by both White Knight Co., Ltd. and Koichi Ishizuka were made with affiliate funds.

Item 4.  Purpose of Transaction.

On June 9, 2021 Next Meats Holdings, Inc., “NXMH”, entered into a “Share Cancellation and Exchange Agreement” (referred to herein as “the Agreement”) with Next Meats Co., Ltd., “NMCO”. Pursuant to this agreement, NMCO agreed to, and on December 16, 2021 cancelled its equity ownership of NXMH. At the same time, and pursuant to the aforementioned agreement, also on December 16, 2021, NXMH acquired 100% of the equity interests of NMCO, and NMCO’s shareholders were issued equity in NXMH based on their pro-rata ownership in NMCO. This agreement was deemed effective on December 16, 2021. Additional details regarding this transaction can be found in the Form 8-K filed with the Securities and Exchange Commission by Next Meats Holdings, Inc. on December 16, 2021. This transaction was not deemed to be a purchase or sale of securities. The aforementioned parties intend that the reorganization contemplated by the aforementioned Agreement shall constitute a tax-free organization pursuant to Section 368(a)(1) of the Internal Revenue Code.

On January 31, 2022, White Knight Co., Ltd., a Japanese Corporation, owned and controlled by Koichi Ishizuka, sold a total of 999,999 shares of restricted common stock of Next Meats Holdings, Inc., a Nevada Company, at a price of $2.63 USD per share, to two Japanese Citizens, both of whom are not considered to be related parties to Next Meats Holdings, Inc., pursuant to Regulation S of the United States Securities Act of 1933.

On May 24, 2022, White Knight Co., Ltd., a Japanese Corporation, owned and controlled by Koichi Ishizuka, sold a total of 461,714 shares of restricted common stock of Next Meats Holdings, Inc., a Nevada Company, at a price of $0.85 USD per share, to a Japanese Company, pursuant to Regulation S of the United States Securities Act of 1933.

On November 22, 2022, Ryo Shirai sold 79,521,051 shares of restricted Common Stock of the Issuer to Koichi Ishizuka, a Japanese Citizen, at a price of $0.001 per share of Common Stock. The total subscription amount paid by Koichi Ishizuka was approximately $79,521.

On November 22, 2022, Ryo Shirai sold 8,229,451 shares of restricted Common Stock of the Issuer to White Knight Co., Ltd., at a price of $0.001 per share of Common Stock. The total subscription amount paid by White Knight Co., Ltd. was approximately $8,229.

On November 22, 2022, Hideyuki Sasaki sold 112,863,282 shares of restricted Common Stock of the Issuer to White Knight Co., Ltd., at a price of $0.001 per share of Common Stock. The total subscription amount paid by White Knight Co., Ltd. was approximately $112,863. Hideyuki Sasaki is currently the Chief Operating Officer, and a Director, of Next Meats Holdings, Inc.

On January 5, 2024, White Knight Co., Ltd. entered into an agreement to sell 9,584,227 shares of restricted common stock of Next Meats Holdings, Inc. a Nevada Corporation, at a price of $0.0145 USD per share, to a Japanese Citizen. The effective date of the transaction is deemed to be April 4, 2024. The total subscription amount paid by this Japanese Citizen to White Knight Co., Ltd. was approximately $138,971.

On January 12, 2024, another Japanese Citizen entered into an agreement to sell 9,584,227 shares of restricted common stock of Next Meats Holdings, Inc. a Nevada Corporation, at a price of $0.0145 USD per share, to White Knight Co., Ltd. The effective date of the transaction is deemed to be April 4, 2024. The total subscription amount paid by White Knight Co., Ltd. was approximately $138,971.

The above sales of shares on January 31, 2022, May 24, 2022, and April 4, 2024, as well as the above purchases of shares on November 22, 2022 and April 4, 2024, were conducted for investment purposes. The aforementioned sales of shares and purchases of shares were conducted pursuant to Regulation S of the Securities Act of 1933, as amended ("Regulation S"). The sales of shares and purchases of shares were made only to non-U.S. persons/entities (as defined under Rule 902 section (k)(2)(i) of Regulation S), pursuant to offshore transactions, and no directed selling efforts were made in the United States by the issuer, a distributor, any of their respective affiliates, or any person acting on behalf of any of the foregoing.

Except to the extent provided in this Statement, none of the Reporting Persons have any current plans or proposals that relate to, or could result in any of the matters referred to in paragraphs (a) through (j) inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their positions and/or change their purposes and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer.

The aggregate percentage of Common Stock owned by the Reporting Person is based on 437,592,510 shares of common stock outstanding, par value $0.001 per share, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on March 25, 2024. The issued and outstanding shares have remained unchanged as of April 15, 2024.

(A)	WKC
a.	Aggregate number of shares beneficially owned: 212,508,202

Percentage: 48.56%

b.	Sole power to vote or direct vote: 212,508,202

Shared power to vote or to direct vote: 0

Sole power to dispose or to direct disposition: 212,508,202

Shared power to dispose or to direct disposition: 0

c.	WKC has not effected any transactions in Common Stock during the past 60 days, except as described in this Statement.
(B)	Koichi Ishizuka
a.	Aggregate number of shares beneficially owned: 100,451,120

Percentage: 22.96%

b.	Sole power to vote or direct vote: 100,451,120

Shared power to vote or to direct vote: 0

Sole power to dispose or to direct disposition: 100,451,120

Shared power to dispose or to direct disposition: 0

c.	Koichi Ishizuka has not effected any transactions in Common Stock during the past 60 days, except as described in this Statement.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in this Statement, there are no contracts, arrangements, understandings, or relationships other than as disclosed among the persons named in Item 2 hereof and any other person, with respect to the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit No. Description

1

Share Cancellation and Exchange Agreement, incorporated by reference to Exhibit 10.1 to Next Meats Holdings, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 16, 2021.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated: April 15, 2024	White Knight Co., Ltd. By: /s/ Koichi Ishizuka Name: Koichi Ishizuka Title: Chief Executive Officer

Koichi Ishizuka, Individually By: /s/ Koichi Ishizuka Name: Koichi Ishizuka

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons and or parties named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Next Meats Holdings, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. This Joint Filing Agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: April 15, 2024	White Knight Co., Ltd. By: /s/ Koichi Ishizuka Name: Koichi Ishizuka Title: Chief Executive Officer

Koichi Ishizuka, Individually By: /s/ Koichi Ishizuka Name: Koichi Ishizuka